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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. ___)

                          CLIFTON SAVINGS BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    18712Q103
                                    ---------
                                 (CUSIP Number)

                             John A. Celentano, Jr.
                Chairman of the Board and Chief Executive Officer
                          Clifton Savings Bancorp, Inc.
                             1433 Van Houten Avenue
                            Clifton, New Jersey 07015
                                 (973) 473-2200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  March 3, 2004
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g),
check the following box /_/.

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 240.13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)



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CUSIP No. 18712Q103
-------------------


                                  SCHEDULE 13D
--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Clifton MHC
             I.R.S. Identification No. 06-1719231

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /_/
                                                                         (b) /_/
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                     /_/
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
      NUMBER OF                  16,791,758
       SHARES
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8   SHARED VOTING POWER
        EACH                     0
      REPORTING         --------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH                     16,791,758
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             16,791,758
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             55.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             HC, CO
--------------------------------------------------------------------------------


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Item 1.     Security and Issuer.
            -------------------

      This Schedule 13D relates to the shares of common stock, par value $.01 per share, of Clifton Savings Bancorp, Inc. (the "Issuer" or the "Company"), a federally-chartered corporation. The principal executive office of the Issuer is located at 1433 Van Houten Avenue, Clifton, New Jersey 07015.

Item 2.     Identity and Background.
            -----------------------

      This Schedule 13D is being filed by Clifton MHC (the "MHC"), a federally-chartered mutual holding company. The MHC's principal business is to hold a majority of the Issuer's shares of common stock. The principal office of the MHC is located at 1433 Van Houten Avenue, Clifton, New Jersey 07015. During the past five years the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the "Insiders"). To the MHC's knowledge, each of the Insiders is a United States citizen, and none of such Insiders has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have the Insiders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

      On March 3, 2004, Clifton Savings Bank, S.L.A. (the "Savings Bank") reorganized from the mutual to mutual holding company structure in accordance with the Plan of Reorganization and Stock Issuance (the "Plan"). Pursuant to the Plan, the Savings Bank converted to stock form and the Issuer and the MHC were established. In connection with the reorganization, the Issuer sold 13,738,712 shares of common stock to the public at $10.00 per share and the MHC transferred 100% of the issued common stock of the Savings Bank to the Issuer in exchange for 16,791,758 shares of common stock.

Item 4.     Purpose of Transaction.
            -----------------------

      The primary purpose of the reorganization was to establish a structure that will result in the raising of additional capital to support future lending and operational growth and may also support possible future branching activities or acquisitions. The reorganization will also enable the Savings Bank's employees and officers to obtain an equity ownership interest in the Savings Bank. The mutual holding company structure permitted the Issuer to sell capital stock, which is a source of capital not available to a mutual savings bank. Because the Issuer only sold a minority of the common stock to the public, the Savings Bank's mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services is expected to be preserved.

      Although the MHC and the Insiders intend to exercise their rights as stockholders, neither the MHC nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

      In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or the MHC and/or the Insiders may determine to sell shares of the Issuer's common stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

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



Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      (a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 16,791,758 shares of the Issuer's common stock or 55.0% of the outstanding shares. The following table provides information about the shares of Company common stock that may be considered to be owned by each Insider as of March 3, 2004. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.


                                            NUMBER OF        PERCENT OF
                                              SHARES        COMMON STOCK
NAME                                          OWNED          OUTSTANDING
                                         ---------------    -------------

John A. Celentano, Jr...................    100,000(1)            *
Walter Celuch...........................     25,108(2)            *
Bart D'Ambra............................      5,000               *
Frank Hahofer...........................     29,700(3)            *
Stephen A. Hoogerhyde...................      2,500               *
Thomas A. Miller........................     10,000               *
John H. Peto............................     17,500               *
Christine R. Piano......................      5,390               *
Raymond L. Sisco........................     53,962(4)            *
Joseph C. Smith.........................     50,000               *
John Stokes.............................     10,000               *
-------------------------
*Represents less than 1% of shares outstanding
(1)  Includes 50,000 shares held by Mr. Celentano's spouse.
(2)  Includes 5,000 shares held jointly by Mr. Celuch's spouse and daughters.
(3)  Includes 1,800 shares held jointly by Mr. Hahofer's spouse and grandson.
(4)  Includes 3,962 shares held by Mr. Sisco's significant other.

     (c) Other than the purchase of such shares by the MHC and the Insiders on March 3, 2004, neither the MHC nor the Insiders have effected any transaction in the Issuer's common stock within the past 60 days, except that Mr. Hahofer purchased 100 shares of common stock in the open market on March 5, 2004 for an aggregate of $1,269.

     (d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.

Item 6.   Contracts, Arrangements, Understandings, or Relationships with Respect
          ----------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

      Not applicable.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

      Not applicable.

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                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       CLIFTON MHC



                                       By: /s/ John A. Celentano, Jr.
                                           -------------------------------------
                                           John A. Celentano, Jr.
                                           Chairman of the Board and
                                           Chief Executive Officer



Date: March 15, 2004


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


                                   Schedule I

                 Directors and Executive Officers of Clifton MHC
                 -----------------------------------------------

      The names, business address and present principal occupation of each director, executive officer and controlling person of Clifton MHC are set forth below. All persons are citizens of the United States.



NAME                            BUSINESS ADDRESS                PRINCIPAL OCCUPATION
----                            ----------------                --------------------
John A. Celentano, Jr.          1433 Van Houten Avenue          Chairman of the Board and Chief Executive Officer of
                                Clifton, New Jersey 07015       Clifton Savings Bancorp, Inc. and Clifton MHC and
                                                                Chairman of the Board of Clifton Savings Bank, S.L.A.



Walter Celuch                   1433 Van Houten Avenue          President and Corporate Secretary of Clifton Savings
                                Clifton, New Jersey  07015      Bancorp, Inc. and Clifton MHC and President, Chief
                                                                Executive Officer and Secretary of Clifton Savings Bank,
                                                                S.L.A.

Bart D'Ambra                    1433 Van Houten Avenue          Executive Vice President and Chief Operating Officer of
                                Clifton, New Jersey 07015       Clifton Savings Bank, S.L.A.

Stephen A. Hoogerhyde           1433 Van Houten Avenue          Executive Vice President and Chief Lending Officer of
                                Clifton, New Jersey 07015       Clifton Savings Bank, S.L.A.

Christine R. Piano              1433 Van Houten Avenue          Chief Financial Officer and Treasurer of Clifton Savings
                                Clifton, New Jersey 07015       Bancorp, Inc. and Clifton MHC and Executive Vice
                                                                President and Chief Financial Officer of Clifton Savings
                                                                Bank, S.L.A.

Frank Hahofer                   1433 Van Houten Avenue          Director of Clifton MHC, Clifton Savings Bancorp, Inc.
                                Clifton, New Jersey  07015      and Clifton Savings Bank, S.L.A.  Retired textile engraver.

Thomas A. Miller                1433 Van Houten Avenue          Director of Clifton MHC, Clifton Savings Bancorp, Inc.
                                Clifton, New Jersey  07015      and Clifton Savings Bank, S.L.A.  Owner of The T.A.
                                                                Miller & Co., Inc., a full service marketing research
                                                                organization servicing the pharmaceutical industry.

John H. Peto                    1433 Van Houten Avenue          Director of Clifton MHC, Clifton Savings Bancorp, Inc.
                                Clifton, New Jersey  07015      and Clifton Savings Bank, S.L.A.  Retired owner of The
                                                                Peto Agency, a real estate and insurance broker.

Raymond L. Sisco                1433 Van Houten Avenue          Vice Chairman of the Board of Directors of Clifton
                                Clifton, New Jersey  07015      Savings Bancorp, Inc. and Clifton Savings Bank, S.L.A.,
                                                                Director of Clifton MHC, President of Cin Ray Realty, Inc.

Joseph C. Smith                 1433 Van Houten Avenue          Director of Clifton MHC, Clifton Savings Bancorp, Inc.
                                Clifton, New Jersey  07015      and Clifton Savings Bank, S.L.A.  President Smith-Sondy
                                                                Asphalt Construction Co., a paving construction company.

John Stokes                     1433 Van Houten Avenue          Director of Clifton MHC, Clifton Savings Bancorp, Inc.
                                Clifton, New Jersey  07015      and Clifton Savings Bank, S.L.A.  General Partner at
                                                                O.I.R. Realty Co., a real estate investment company.




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